Exhibit 99.3

Share Purchase Agreement

(Summary Translation)

This share purchase agreement (this “Agreement”) is entered into on July 10, 2014 in Shenzhen, Guangdong province by and between the following parties:

Party A: Shenzhen World Union Properties Consultancy Co., Ltd. (the “Issuer”)

Party B: Beijing Hua Ju Tian Xia Network Technology Co., Ltd. (the “Subscriber”)

ARTICLE II Subject Matter

Clause 3. The Issuer intends to issue, by private placement, 138,866,970 ordinary shares (A Share) with par value of RMB1.00 per share (the “Proposed Private Placement”).

Clause 4. Upon mutual agreement between both parties, the Subscriber intends to subscribe for 90,264,297 shares. If an ex-dividend event occurs during the period from the pricing date to the issue date, the number of this issue and the number of subscription by the Subscriber will be adjusted accordingly.

Clause 5. The shares for the Proposed Private Placement are to be listed on the Shenzhen Stock Exchange, with the specific listing arrangements to be determined upon consultation with the China Securities Regulatory Commission, the Shenzhen Stock Exchange, and the securities registration and settlement institution.

ARTICLE III Subscription Price, Method and Amount

Clause 6. Both parties agree that the provisions of Administrative Measures for Issuance of Securities by Listed Companies and Implementing Rules for Non-Public Offering of Shares by Listed Companies will serve as the pricing basis for the Proposed Private Placement.

Pursuant to the foregoing, and upon mutual agreement between both parties, the Issuer determines that the price for the Proposed Private Placement will be RMB8.23 per share. If an ex-dividend event occurs to the Issuer’s shares during the period from the pricing date to the issue date, the issue price above will be adjusted according to the adjustment formula as follows:

Assuming the issue price before the adjustment is P0, the number of bonus shares or newly converted shares is N, dividend per share is D, the adjusted minimum issue price is P1 (two decimal places retained, with the last one rounded), then:

Dividends (1): P1= P0-D

Bonus shares or newly converted shares (2): P1=P0/(1+N)

(1) + (2): P1=(P0-D)/(1+N).

Clause 7. Upon the completion of the Proposed Private Placement, the Issuer’s then existing shareholders will share the Issuer’s accumulated undistributed profits before the Proposed Private Placement in proportion to their respective shareholdings in the Issuer. Party B agrees to subscribe in cash for the Issuer’s shares in the Proposed Private Placement at the price as determined in Clause 6 hereunder, with its subscription price being equal to that of other issue targets.

Clause 8. Party B agrees that the total subscription amount shall equal the subscription price × number of subscribed shares.

ARTICLE IV Time and Method for Payment of Subscription Money and Stock Delivery

Clause 9. Party B agrees to subscribe for the shares issued by the Issuer in the Proposed Private Placement in accordance with Article III hereunder, and agrees to deposit the total subscription price in cash on a one-off basis into an account specially opened by the sponsor for this offering, within three business days after approval by the China Securities Regulatory Commission of the Proposed Private Placement and the receipt of the subscription money payment notice from the Issuer. Upon deduction of the related expenses and completion of the capital verification, the subscription price shall be deposited into the Issuer’s special deposit account for the offering proceeds.

Clause 10. Upon payment by the Subscriber of the subscription money, the Issuer shall, as soon as possible, complete share registration procedures and other matters with the securities registration and settlement institution in respect of the shares subscribed by the Subscriber in order to ensure that the Subscriber becomes the lawful holder of the shares subscribed.

ARTICLE V Lock-up Period

Clause 11. The shares subscribed by the Subscriber shall not be transferred within 36 months from the closing date of the Proposed Private Placement. The Subscriber shall issue a lock-up undertaking and complete stock lock-up matters in relation to the shares subscribed in the Proposed Private Placement in accordance with the relevant laws and regulations and the relevant provisions promulgated by the China Securities Regulatory Commission and the stock exchange and in accordance with the requirements of the Issuer.

ARTICLE XII Effect and Termination

Clause 23. This Agreement shall be concluded upon execution by both parties and shall become effective after all of the following conditions are satisfied:

1.	this Agreement having been approved by the Issuer’s board of directors;

2.	this Agreement having been approved by the Issuer’s shareholders’ meeting;

3.	this Agreement having been approved by competent government authorities (where required); and

4.	the plan for the Proposed Private Placement having been approved by the China Securities Regulatory Commission.

If the above conditions are not satisfied, this Agreement shall automatically be terminated.

Clause 24. In case of non-fulfillment of the conditions set forth in the Clause above, as a result of which this Agreement shall fail to become effective, neither party shall be held liable to the other if such non-fulfillment is not attributable to either party.

[Signature page to Share Purchase Agreement]

Party A: Shenzhen World Union Properties Consultancy Co., Ltd.

/Company Seal/

Legal representative or authorized signatory:

Name:	CHEN Jinsong

Party B: Beijing Hua Ju Tian Xia Network Technology Co., Ltd.

/Company Seal/

Legal representative or authorized signatory:

Name:	MO Tianquan

July 10, 2014